Aff
4/2/2002

TC 3/26

02022211

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 1 1 2002
143

SEC FILE NUMBER
8- 53134

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GLOBAL DIRECT FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

93 PEARL STREET
(No. and Street)

NEW YORK	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAXINE J. CHOU — (212) 217-6710
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CONROY, SMITH & CO.
(Name — *if individual, state last, first, middle name*)

26 BROADWAY	NEW YORK	NY	10004
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
P
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Aff
4/2/2002

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Joseph J. Kolb, swear (or affirm) that, to th best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm c Global Direct Financial Services, LLC, as c December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the compan nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that c a customer, except as follows:

Joseph J. Kolb
Signature

President
Title

Notary Public

MAXINE J. CHOU
Notary Public, State of New York
No. 01CH4644824
Qualified in Nassau County
Certificate filed in New York County
Commission Expires September 30, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. CASH FLOWS
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONROY, SMITH & CO.
certified public accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors
Global Direct Financial Services, LLC

We have audited the accompanying statement of financial condition of Global Direct Financial Services, LLC as of December 31, 2001, and the related statements of income, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Global Direct Financial Services, LLC as of December 31, 2001, and the results of its operations, changes in members' equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

Certified Public Accountants

February 22, 2002
New York, NY

GLOBAL DIRECT FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$ 160,434
Receivable from clearing organizations - other	115,062
Furniture, equipment and leasehold improvements, net	466,087
Other assets	298,548
Total assets	$1,040,131

LIABILITIES AND MEMBERS' EQUITY

Accounts payable, accrued expenses and other liabilities	$ 12,357
Membership interests	1,027,774
Total liabilities and members' equity	$1,040,131

See the accompanying notes to financial statements.

GLOBAL DIRECT FINANCIAL SERVICES, LLC

STATEMENTS OF INCOME AND CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

Revenue:	
Other revenue	$ 30,518
Total revenue	$ 30,518
Expenses:	
Employee compensation and benefits	$1,133,820
Communications and data processing	74,312
Occupancy and equipment	58,498
Promotional costs	410
Regulatory fees	9,241
Other expenses	662,548
Total expenses	$1,938,829
Net loss	($1,908,311)

See the accompanying notes to financial statements.

GLOBAL DIRECT FINANCIAL SERVICES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

	Membership Interests
January 1, 2001	($ 34,915)
Capital contributions	2,971,000
Net loss	(1,908,311)
December 31, 2001	$1,027,774

See the accompanying notes to financial statements.

GLOBAL DIRECT FINANCIAL SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

Cash Flows From Operating Activities	
Net loss	($1,908,311)
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization	138,589
Increase in receivable from clearing organization	(115,062)
Increase in other assets	(298,548)
Increase in accounts payable	12,357
Decrease in loans payable	(34,915)
Cash used in operating activities	($2,205,890)
Cash Flows From Investing Activities	
Purchase of furniture, equipment and leasehold improvements	($ 604,676)
Cash used in investing activities	($ 604,676)
Cash Flows From Financing Activities	
Capital contributions	$2,971,000
Cash provided by financing activities	$2,971,000
Net increase in cash and cash equivalents	$ 160,434
Cash and cash equivalents, January 1	-
Cash and cash equivalents, December 31	$ 160,434

See the accompanying notes to financial statements.

GLOBAL DIRECT FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

Principal Business Activities

The company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The company plans to operate on various exchanges around the world but has not as of yet commenced operations.

Income Taxes

The company is a limited liability company, which is taxed as a partnership. All gains and losses are distributed to the company's members each year.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Cash Equivalents

For purposes of the statement of cash flows, the company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2. Furniture, Equipment and Leasehold Improvements

As of December 31, 2001, furniture, equipment and leasehold improvements consists of:

Furniture and fixtures	$ 10,365
Equipment	328,901
Software	255,390
Leasehold improvements	10,020
	$604,676
Accumulated depreciation	(138,589)
Net	$466,087

Note 2. Furniture, Equipment and Leasehold Improvements (Continued)

Depreciation and amortization amounted to $138,589 for the year ended December 31, 2001.

Note 3. Commitments

The company leases office space under an agreement which expires December 31, 2003 at an annual rental of $57,600, with the option to rent additional space if required. Rental expense for the year amounted to $57,600.

The future minimum rent payments are as follows:

2002	$ 57,600
2003	57,600
	$115,200

Note 4. Net Capital Requirements

As a broker-dealer, the company is subject to the SEC's uniform net capital rule 15c3-1. The rule requires that the company maintain minimum net capital, as defined, or the greater of $250,000. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2001, the company had net capital of $262,094 which was $12,357 in excess of its required net capital. The company's net capital ratio was .05 to 1.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2001

Schedule I

GLOBAL DIRECT FINANCIAL SERVICES, LLC

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

Total Capital		
Total members' equity		$1,027,774
Total members' equity qualified for net capital		$1,027,774
Deductions and/or charges:		
Non-allowable assets:		
Furniture, equipment and leasehold improvements	$466,087	
Other assets	298,548	764,635
Net capital before haircuts on securities position		$ 263,139
Haircuts on securities:		
Other securities		(1,045)
Net capital		$ 262,094
Computation of Basic Net Capital Requirement		
2% of aggregate debit items		0
Minimum dollar net capital required		$ 250,000
Excess net capital		$ 12,094
Net capital in excess of 5% of aggregate debit items or $120,000, if greater		$ 142,094
Computation of Aggregate Indebtedness		
Total A.I. liabilities		$ 12,357
Percent of aggregate indebtedness to net capital		5

Schedule II

GLOBAL DIRECT FINANCIAL SERVICES, LLC

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS
UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

The firm did no business with customers during 2001 and therefore has no reserve requirements as of December 31, 2001.

Schedule III

GLOBAL DIRECT FINANCIAL SERVICES, LLC

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF DECEMBER 31, 2001

1.	Customers' fully paid and excess margin securities not in the respondnet's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	0
	A. Number of items	0
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	0
	A. Number of items	0

GLOBAL DIRECT FINANCIAL SERVICES, LLC

RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF DECEMBER 31, 2001

There is no difference between the audited and unaudited filings.

CONROY, SMITH & CO.

certified public accountants

Board of Directors
Global Direct Financial Services, LLC

In planning and performing our audit of the financial statements of Global Direct Financial Services, LLC (the Company), for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control structure and the pracrices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Conroy, Smith & Co.

February 22, 2002
New York, NY

GLOBAL DIRECT FINANCIAL SERVICES, LLC

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2001